HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司



2001/2002
Interim Report 中期報告

HENDERSON INVESTMENT LIMITED

Interim Results and Dividend

The Board of Directors announces that for the six months ended 31st December, 2001, the unaudited consolidated net profit of the Group after taxation and minority interests amounted to HK$768 million. This represents a decrease of 34% as compared with the net profit recorded in the corresponding period in the previous financial year which included a profit of approximately HK$582 million arising from disposal of part of its interest in a subsidiary. Earnings per share was HK$0.27, showing a decrease of 34 % from that of the corresponding period in the previous year.

The Board has resolved to pay an interim dividend of HK$0.11 per share to shareholders whose names appear on the Register of Members of the Company on 16th April, 2002.

Management Discussion and Analysis

BUSINESS REVIEW

The consolidated profit of the Group for the six months ended 31st December, 2001 amounted to HK$768 million. This represents a decrease of 34% as compared with that recorded in the corresponding period in the previous financial year which included a profit of approximately HK$582 million arising from disposal of part of its interest in a subsidiary. Nevertheless, the results of the Group had been satisfactory for the period under review.

Property Rental

During the period under review, the total gross rental income of the Group amounted to approximately HK$286 million, representing an increase of 28% as compared with that of the previous financial year. Although there was a slight adjustment made to the rental level for the office properties of the Group in response to market conditions, the rental income and occupancy in respect of certain shopping arcades of the Group recorded an increase in the period under review. Average occupancy rate of the major rental properties of the Group amounted to 94%.

Hotel Department Store Operations

The Newton Hotel Hong Kong and the Newton Hotel Kowloon operated by this group recorded an average occupancy rate of 92%. As affected by the unfavourable general economic conditions, room tariff rate had been appropriately adjusted during the period under review. Although the retailing business of this group, operated under its Citistore outlets, was also affected by the drop in consumer spending, its turnover for the period under review was only slightly lower than that of the corresponding period in the previous year.

Associated Companies

The Hong Kong and China Gas Company Limited recorded steady growth for the year 2001, with an increase of 5.1% in profit. The number of customers reached 1,407,408. Investment in gas projects in Mainland China is a long term business development strategy of this group and it is now proceeding with the registration of a holding company, Hong Kong & China Gas Investment Limited, in the Mainland for the purpose of investing in energy projects. This group is also participating in a major national project in Mainland China – the West-to-East gas pipeline project. This is the midstream project for the construction of a 4,200-kilometre pipeline, transmitting natural gas from the Tarim Basin, Xinjiang Province to the eastern China market. The total investment cost of this project will be approximately RMB46 billion, of which 45% will be owned by a foreign consortium. Construction of the project will commence in 2002 and the whole pipeline is scheduled to be in full operation in 2005. Concurrently, this group formed another joint venture in Yixing, taking an 80% interest to receive natural gas directly from West-to-East gas pipeline.

Associated Companies (cont'd)

This group also formed a joint venture in Qingdao-Jimo city. It is expected that natural gas will reach Qingdao and adjacent cities in 2005. In Hong Kong, this group is actively committed to providing clean fuel for light buses and taxis. Five liquefied petroleum gas ("LPG") filling stations have now been built and are now servicing 8,000 taxis per day on average. These stations will be ready to extend their services as filling station for public light buses when the switch from diesel to LPG as fuel for these vehicles takes place in future. This group's construction of the pipelines in the eastern New Territories as well as the pipelines for the Cyberport at Telegraph Bay and the Science Park at Pak Shek Kok is progressing smoothly. Planning for the construction of a submarine pipeline stretching from the West Kowloon Reclamation Area to Sai Ying Pun on Hong Kong Island is also under way. Through these, it is anticipated that the revenue of this group will increase. On the property development front, the projects participated by this group include the Airport Railway Hong Kong Station project held for investment purpose, the King's Park Hill, the Sai Wan Ho Ferry Concourse project and the project at Ma Tau Kok South Plant site. These projects are under various stages of development with satisfactory progress and are anticipated to contribute towards earnings to this group following the completion of the respective projects.

Hong Kong Ferry (Holdings) Company Limited reported a 123% increase in profit in the financial year ended 31st December, 2001. This was mainly attributed to the final instalment of the proceeds from the disposal of the right to 50% of the sales proceeds of the residential portion of Metro Harbour View at Tai Kok Tsui Road. Phase I of Metro Harbour View is expected to be completed in mid-2003 and its pre-sale in mid-December 2001 had met with overwhelming response. Being one of the best-selling local residential projects during the period under review, more than 1,100 units have been pre-sold to date. This group is now actively preparing for the launch of pre-sale of Phase II of this project in mid-2002. It is expected that sales of Metro Harbour View will be the major source of revenue for this group in 2002.

Miramar Hotel and Investment Company, Limited recorded HK$80,499,000 in the unaudited profit attributable to shareholders for the six months ended 30th September, 2001, representing an increase of 6.6% over that recorded in the corresponding period in the previous financial year. During the period, the average occupancy rate of the hotel had been slightly reduced to 85% due to the 911 attack incident in the United States. Miramar Shopping Arcade and Miramar Tower recorded occupancy rate of 95%, enabling steady rental income to this group. The overall business result of this group during the period had been satisfactory.

Henderson Cyber Limited

Henderson Cyber Limited reported a loss of approximately HK$30 million for the six months ended 31st December, 2001, compared with a loss of approximately HK$27 million for the corresponding period in the previous year. During the period, this group further developed its Internet services, data centre, high technology and network infrastructure businesses. iCare users and subscribers grew to a total of over 160,000 as at the end of 2001. This group seeks to integrate its existing businesses and wherever possible, to offer "one-stop shopping" services. It is also exploring a range of partnerships and alliances with leading technology companies while further enhancing the relationship with the large customer base of Henderson group and The Hong Kong and China Gas group.

Other Investments

Investments in two toll-roads and three toll-bridges in Mainland China, namely, Zhejiang Provincial Highway Nos. 34 and 36, Anhui Maanshan Ring Road, Qianjing Third Bridge, Tianjin Lutai Bridge and Tianjin Wanjia Natou Bridge, had contributed satisfactory return and brought in steady profit to the Group. China Investment Group Limited has become a subsidiary of the Company since the fourth quarter of 2000 and its principal businesses include investments made in the above toll-bridges and toll-roads in Mainland China. Together with interest in such infrastructural projects directly held by the Group, turnover of HK$118 million and profit of HK$82 million were reported for the six months ended 31st December, 2001.

PROSPECTS

Following the slowdown in the global economy in 2001 and the eleven consecutive downward adjustments in interest rates, recent economic figures released from the United States showed that economic recovery is currently under way. At the same time, signs of improvement also began to emerge in the major European economies. Notwithstanding the global economic slowdown, economic growth in Mainland China has maintained a steady course. Coupled with the vast business opportunities which will become available resulting from Mainland China's accession to the World Trade Organisation, this is likely to bring about gradual enhancement in the economic vitality of Hong Kong.

The operating businesses of the Group's listed associate companies namely, the Hong Kong and China Gas Company Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited, are all making good progress and bring in stable recurrent income to the Group. Such recurrent income from the listed associates added together with rental income generating from the Group's investment property portfolio already provide as a base for steady profit growth for your Group. It is the opinion of the Group that the present time is opportune for business expansion as the local economy being in time with the latest developments in the global economy already passed its trough in the near term and is now emerging into a new phase of economic environment. In the long run, the Group is capable of utilising its abundant financial resources and business expertise to get the best out of opportunities that are available from the market to diversify the Group's businesses in a prudent manner.

Interim Financial Statements

Consolidated Income Statement – unaudited

	Notes	For the six months ended 31st December 2001 HK$'000	2000 HK$'000
Turnover	2	**599,282**	449,809
Direct costs		**(275,566)**	(116,759)
Gross profit		**323,716**	333,050
Other revenue		**55,654**	33,020
Profit on disposal of investments in securities		—	72,201
Surplus/(deficit) on revaluation of investments in securities		**4,546**	(129,735)
Selling and distribution costs		**(45,833)**	(116,129)
Other operating expenses		**(10,783)**	(27,773)
Administrative expenses		**(90,896)**	(57,334)
Profit from operations	2	**236,404**	107,300
Finance costs		**(37,559)**	(82,603)
Gain on disposal of interests in subsidiaries		—	582,262
Goodwill written off		—	(26,186)
Share of results of associates		**674,748**	636,737
Share of results of jointly controlled entity		—	18,633
Profit before taxation	3	**873,593**	1,236,143
Taxation	4	**(88,084)**	(83,407)
Profit before minority interests		**785,509**	1,152,736
Minority interests		**(17,311)**	5,986
Net profit for the period		**768,198**	1,158,722
Dividends	5	**309,906**	310,413
Earnings per share	6	**HK$0.27**	HK$0.41

There were no recognised gains or losses other than the net profit for the period.

The notes on pages 8 to 18 form part of the interim financial statements.

Interim Financial Statements

Condensed Consolidated Balance Sheet

	Notes	At 31st December, 2001 (Unaudited) HK$'000	At 30th June, 2001 (Audited) HK$'000
Non-current assets			
Investment properties	7	**4,272,688**	4,272,688
Property, plant and equipment	7	**2,443,064**	2,477,817
Properties held for development		**17,053**	19,975
Interests in associates		**14,034,431**	13,600,217
Investments in securities		**1,111,454**	821,036
Instalments receivable		**9,100**	10,294
		21,887,790	21,202,027
Current assets			
Inventories		**41,249**	36,243
Completed properties for sale		**282,381**	282,489
Debtors, deposits and prepayments	8	**207,242**	202,821
Instalments receivable		**1,189**	1,711
Amounts due from associates		**122,232**	126,418
Pledged bank deposits		**20,205**	24,070
Bank balances and cash		**769,212**	1,056,477
		1,443,710	1,730,229
Current liabilities			
Creditors and accrued expenses	9	**297,569**	288,383
Amount due to associates		**92,980**	80,501
Taxation		**131,571**	133,608
Secured borrowings – due within one year		**63,037**	131,622
Unsecured borrowings – due within one year		**422,958**	141,528
Obligations under finance leases		**730**	1,004
		1,008,845	776,646
Net current assets		**434,865**	953,583
Total assets less current liabilities		**22,322,655**	22,155,610

Interim Financial Statements

Condensed Consolidated Balance Sheet (cont'd)

	Notes	At 31st December, 2001 (Unaudited) HK$'000	At 30th June, 2001 (Audited) HK$'000
Capital and reserves			
Share capital	10	**563,466**	563,466
Reserves		**9,668,570**	9,668,570
Retained profits	11	**9,447,737**	9,017,618
		19,679,773	19,249,654
Minority interests		**957,970**	978,352
Non-current liabilities			
Secured borrowings – due after one year		**206,083**	279,781
Unsecured borrowings – due after one year		**1,310,000**	1,426,320
Obligations under finance leases		**218**	470
Loan from a fellow subsidiary		**168,611**	221,033
		1,684,912	1,927,604
		22,322,655	22,155,610

The notes on pages 8 to 18 form part of the interim financial statements.

Interim Financial Statements

Condensed Consolidated Cash Flow Statement – unaudited

	For the six months ended 31st December	
	2001	2000
	HK$'000	HK$'000
Net cash inflow from operating activities	**212,164**	424,365
Net cash outflow from returns on investments and servicing of finance	**(73,796)**	(141,139)
Tax paid	**(24,662)**	(8,390)
Net cash outflow from investing activities	**(411,372)**	(330,913)
Net cash outflow before financing	**(297,666)**	(56,077)
Net cash inflow from financing	**15,904**	804,766
(Decrease)/increase in cash and cash equivalents	**(281,762)**	748,689
Cash and cash equivalents at 1st July	**1,014,949**	179,170
Cash and cash equivalents at 31st December	**733,187**	927,859
Analysis of balances of cash and cash equivalents		
Bank balances and cash	**769,212**	962,933
Bank loans and overdrafts	**(36,025)**	(35,074)
	733,187	927,859

The notes on pages 8 to 18 form part of the interim financial statements.

Notes to the Interim Financial Statements (unaudited)

1 BASIS OF PREPARATION

The interim financial statements are unaudited and have been reviewed by the Audit Committee.

The interim financial statements have been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA").

The principal accounting policies adopted in the 2001 annual accounts have been applied to the interim financial statements, except that the Group has in the current period adopted the following revised SSAPs issued by HKSA which became effective for accounting periods commencing on or after 1st January, 2001:

(a) Dividends

In prior years, dividends proposed or declared after balance sheet date in respect of an accounting period were recognised as a liability at the balance sheet date. With effect from 1st July, 2001, in order to comply with SSAP 9 (revised) "Events after the balance sheet date", the company recognises a liability for dividends in the accounting period in which they are declared by the directors or approved by the shareholders. The new accounting policy has been adopted retrospectively, with the opening balance of retained profits and the comparative information adjusted for the amounts relating to prior year. The effect of this change has resulted in a prior year adjustment, resulting in an increasing of HK$338,079,000 in shareholders' funds as at 1st July, 2001, representing the proposed final dividend for the year ended 30th June, 2001.

(b) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In note 2 to the interim financial statements, the Group has disclosed segment revenue and results as defined under SSAP 26 "Segment Reporting." In accordance with the Group's internal financial reporting, the Group has determined that business segments should be presented as the primary reporting format and geographical as the secondary reporting format.

Notes to the Interim Financial Statements (unaudited)

1 **BASIS OF PREPARATION** (cont'd)

(c) Goodwill / Negative goodwill

In accordance with SSAP 30 "Business Combinations", goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities after 1st July, 2001 is recognised as an asset in the balance sheet and amortised to the profit and loss account on a straight line basis over its estimated useful life. Negative goodwill arising on acquisition after 1st July, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted. Upon disposal of a subsidiary, an associate or a jointly controlled entity, the attributable amount of purchased goodwill not previously amortised through the profit and loss account is included in the calculation of the profit and loss on disposal.

In prior years, goodwill was written off on acquisition. With the transitional provisions in SSAP 30, the Group has elected not to restate goodwill (negative goodwill) previously written off (credited to reserves). However, any impairment arising on such goodwill is recognised in the profit and loss account in accordance with the newly issued SSAP 31 "Impairment of Assets". This change in accounting policy has no significant impact on the financial statements.

Notes to the Interim Financial Statements (unaudited)

2 SEGMENTAL INFORMATION

The principal activities of the Group consisted of property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operation and information technology development.

The Group's revenue and segment result analysed by principal activity and geographical market, are as follows:

By principal activity:

For the six months ended 31st December, 2001

	Sale of Property HK$'000	Property leasing HK$'000	Hotel Operation HK$'000	Department store HK$'000	Security services HK$'000	Infra-structure HK$'000	Information technology services HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	317	255,047	44,487	86,221	34,722	117,639	34,759	26,090	—	599,282
Other revenue	—	—	—	1,988	7	903	11,554	41,202	—	55,654
External revenue	317	255,047	44,487	88,209	34,729	118,542	46,313	67,292	—	654,936
Inter-segment revenue	—	30,842	—	—	1,488	—	—	693	(33,023)	—
Total revenue	317	285,889	44,487	88,209	36,217	118,542	46,313	67,985	(33,023)	654,936
Segment result	188	169,483	13,824	1,288	9,649	81,868	(31,628)	22,474	(18,327)	248,819
Surplus on revaluation of investment in securities										4,546
Unallocated corporate expenses										(16,961)
Profit from operations										236,404

Notes to the Interim Financial Statements (unaudited)

4 TAXATION

(a) Taxation in the consolidated profit and loss account represents:

	For the six months ended 31st December	
	2001	2000
	HK$'000	HK$'000
The Group		
— Outside Hong Kong	**2,139**	8,917
Associates	**4,995**	2,870
Tax indemnity (Note 5 & 16(a))	**(2,019)**	—
	5,115	11,787

No provision has been made for Hong Kong Profits Tax as the Group did not have any assessable income subject to Hong Kong Profits Tax during the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign jurisdiction during the period.

(b) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

5 TAX INDEMNITY

Tax indemnity represents indemnity receivable from an intermediate holding company, Henderson Land, pursuant to an indemnity deed dated 15th March, 1996 in respect of PRC income tax and LAT payable by the Group in consequence of the disposal by the Group of any of its property interests owned by the Group as at 31st December, 1995 ("Property Interests") insofar as such taxation is attributable to the difference between (i) the value attributed to the relevant Property Interests in the valuation of the Group's Property Interests by DTZ Debenham Tie Leung Limited (formerly C. Y. Leung & Company Limited) as at 31st December, 1995 ("the Valuation") and (ii) the aggregate of the attributable costs of such Property Interests incurred up to 31st December, 1995 and the attributable amount of unpaid land costs, unpaid land premium and unpaid costs of resettlement, demolition and public utilities and other deductible costs in respect of such Property Interests, on the assumption that such Property Interests are disposed of at the value attributed to them in the Valuation and computed by reference to the current rates and legislation governing PRC income tax and LAT.

Notes to the Interim Financial Statements (unaudited)

2 **SEGMENTAL INFORMATION** (cont'd)

By geographical market:

For the six months ended 31st December, 2001

	Hong Kong HK$'000	PRC HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	482,584	116,698	—	599,282
Other revenue	54,750	904	—	55,654
External revenue	537,334	117,602	—	654,936
Inter-segment revenue	33,023	—	(33,023)	—
Total revenue	570,357	117,602	(33,023)	654,936
Segment result	173,616	93,530	(18,327)	248,819
Surplus on revaluation of investments in securities				4,546
Unallocated corporate expenses				(16,961)
Profit from operations				236,404

For the six months ended 31st December, 2000

	Hong Kong HK$'000	PRC HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	426,530	23,279	—	449,809
Other revenue	33,020	—	—	33,020
External revenue	459,550	23,279	—	482,829
Inter-segment revenue	39,259	—	(39,259)	—
Total revenue	498,809	23,279	(39,259)	482,829
Segment result	228,606	9,792	(6,251)	232,147
Profit on disposal of investments in securities				72,201
Deficit on revaluation of investments in securities				(129,735)
Unallocated corporate expenses				(67,313)
Profit from operations				107,300

3 PROFIT BEFORE TAXATION

The consolidated profit from ordinary activities before taxation is arrived at after charging:

(a) Finance costs

	For the six months ended 31st December	
	2001	2000
	HK$'000	HK$'000
Interest on borrowings	**31,649**	66,410
Finance lease	**122**	—
Other borrowing costs	**5,788**	16,193
	37,559	82,603

(b) Items other than those separately disclosed in Notes 2 and 3(a):

	For the six months ended 31st December	
	2001	2000
	HK$'000	HK$'000
Amortisation and depreciation	**44,107**	5,435
Staff costs	**114,223**	90,453
Cost of sales		
— completed properties for sale	**108**	1,419
— inventories	**64,806**	26,650

Notes to the Interim Financial Statements (unaudited)

4 TAXATION

(a) Taxation in the consolidated income statement represents:

	For the six months ended 31st December	
	2001	2000
	HK$'000	HK$'000
The Group		
— Hong Kong	**19,636**	23,443
— Other regions in the PRC	**3,033**	—
	22,669	23,443
Share of tax on results of associates	**65,415**	57,713
Share of tax on results of jointly controlled entity (other regions of PRC)	—	2,251
	88,084	83,407

Provision for Hong Kong profits tax has been made at 16% (2000: 16%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign jurisdiction during the period.

(b) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

5 DIVIDENDS

	For the six months ended 31st December	
	2001	2000
	HK$'000	HK$'000
Special dividend	—	507
Interim dividend at HK$0.11 per share (2000: HK$0.11 per share)	**309,906**	309,906
	309,906	310,413

6 EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to shareholders of HK$768,198,000 (2000: HK$1,158,722,000) and on 2,817,327,395 ordinary shares (2000: 2,817,327,395 ordinary shares) in issue during the period. Diluted earnings per share is not shown as there were no dilutive potential share in existence for the six months ended 31st December, 2001 and 31st December, 2000.

7 FIXED ASSETS

	Investment properties HK$'000	Other fixed assets HK$'000	Total HK$'000
Costs or valuation			
At 1st July, 2001	4,272,688	2,751,267	7,023,955
Additions	—	24,502	24,502
Disposals	—	(22,726)	(22,726)
At 31st December, 2001	4,272,688	2,753,043	7,025,731
Amortisation and depreciation			
At 1st July, 2001	—	273,450	273,450
Charge for the period	—	44,107	44,107
Written back on disposals	—	(7,578)	(7,578)
At 31st December, 2001	—	309,979	309,979
Net book value or valuation			
At 31st December, 2001	4,272,688	2,443,064	6,715,752
At 30th June, 2001	4,272,688	2,477,817	6,750,505

The Group's investment properties and hotel properties were revalued on 30th June, 2001 on an open market value basis by Messrs. DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers. In the opinion of the directors, there is no significant change in the value of the Group's fixed assets during the period.

Notes to the Interim Financial Statements (unaudited)

8 DEBTORS, DEPOSITS AND PREPAYMENTS

The Group maintains a defined credit policy. Rent in respect of leasing properties are paid by tenants in advance. In respect of retailing, most of transaction are being on cash basis. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of provision for bad debts) is as follows:

	At 31st December, 2001	At 30th June, 2001
	HK$'000	HK$'000
Under 1 month overdue	**28,128**	32,646
1 to 3 months overdue	**23,694**	23,536
More than 3 months overdue but less than 6 months overdue	**3,931**	6,876
Over 6 months overdue	**3,306**	3,628
	59,059	66,686
Prepayments, deposits and other receivable	**148,183**	136,135
	207,242	202,821

9 CREDITORS AND ACCRUED EXPENSES

The analysis of trade payable included in Creditors and Accrued Expenses by due date are as follows:

	At 31st December, 2001	At 30th June, 2001
	HK$'000	HK$'000
Due within 1 month or on demand	**130,984**	118,395
Due after 1 month but within 3 months	**28,252**	35,036
Due after 3 months but within 6 months	**2,853**	5,322
Due after 6 months	**3,259**	26,499
	165,348	185,252
Rental deposits and other payable	**132,221**	103,131
Total creditors and accrued expenses	**297,569**	288,383

Notes to the Interim Financial Statements (unaudited)

10 SHARE CAPITAL

	At 31st December, 2001 HK$'000	At 30th June, 2001 HK$'000
Authorised:		
3,000,000,000 ordinary shares of HK$0.2 each	**600,000**	600,000
Issued and fully paid:		
2,817,327,395 (2000:2,817,327,395) ordinary shares of HK$0.2 each	**563,466**	563,466

There was no movement in the share capital of the Company in either the current or the prior interim reporting period.

11 RETAINED PROFITS

	HK$'000
At 1st July, 2001	
— as originally stated	8,679,539
— prior period adjustment in respect of change in accounting policy for dividend recognition	338,079
— as restated	9,017,618
Retained profit for the period	768,198
Final dividend approved in respect of the previous year	(338,079)
At 31st December, 2001	9,447,737

Notes to the Interim Financial Statements (unaudited)

12 COMMITMENTS AND CONTINGENT LIABILITIES

At 31st December, 2001, the Group had commitments and contingent liabilities not provided for in these financial statements as follows:

	At 31st December, 2001 HK$'000	At 30th June, 2001 HK$'000
(a) Contracted commitments for acquisition of property, plant and equipment, property development and renovation expenditure	**20,027**	23,808
(b) Total future minimum lease payments under non-cancellable operating leases in respect of telecommunication network facilities for each of the following periods		
— not later than one year	**2,665**	7,512
— later than one year and not later than five years	**25**	98
	2,690	7,610
(c) Total future minimum lease payments under non-cancellable operating leases in respect of rented premises for each of the following periods		
— not later than one year	**23,170**	32,612
— later than the one year and not later than five years	**52,025**	30,590
— later than five years	**11,380**	4,361
	86,575	67,563

In addition, there were contingent liabilities in respect of performance bond guaranteed by a bank on behalf of a subsidiary of the Group amounting to HK$19,000,000 (30th June, 2001: HK$19,000,000). The performance bond was provided in accordance with the terms of the fixed telecommunications network services licence granted to the Group on 16th February, 2000.

13 COMPARATIVE FIGURES

Due to the adoption of revised/new SSAPs during the current period, the presentation of the income statement has been revised to comply with the new requirements. Accordingly, certain comparative figures have been reclassified to conform with the current period's presentation.

Financial Review

FINANCIAL RESOURCES AND LIQUIDITY

As of 31st December, 2001, shareholders' fund of the Group amounted to approximately HK$19,680 million, as compared to HK$19,250 million that was registered as at 30th June, 2001. As at the end of the interim period under review, the total amount of banking facilities available to the Group amounted to approximately HK$8,918 million, of which HK$6,780 million were obtained from commercial banks on a committed basis. As at the end of the previous financial year, the total banking facilities available were HK$19,180 million of which HK$17,530 million were committed lines. Total net bank borrowings of the Group as of 31st December, 2001 amounted to HK$1,213 million, representing an increase of 35% when compared to the net bank borrowings of the Group that amounted to HK$899 million as at 30th June, 2001, this was mainly due to the utilization of around HK$280 million in the bank deposit of a Group's subsidiary, Henderson Cyber Limited, for investment in investment-grade U.S. Dollar debt securities with an aim to enhance treasury investment yield. Bank loans and borrowings are obtained by the Group on an unsecured basis except for a very small portion of bank borrowings raised in Renminbi in connection with the financing of certain infrastructural projects in Mainland China by a previous associate of the Group which was converted to a subsidiary in late-2000. Otherwise, as at the end of the period under review and as at 30th June, 2001, the Group did not have any assets which were charged to third parties. Also, as at the end of such corresponding periods, the Group did not have any off-balance sheet borrowings or any such related contingent liabilities.

Other than the investment in debt securities as described above, the Group did not undertake any significant acquisition or disposal of assets outside its core businesses during the interim period under review.

LOAN MATURITY PROFILE

The maturity profile of the Group's bank loans and borrowings which were outstanding is shown below:-

	As at 31st December, 2001 HK$'000	As at 30th June, 2001 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**485,995**	273,150
After 1 year but within 2 years	**1,120,156**	751,421
After 2 years but within 5 years	**330,870**	858,170
After 5 years	**65,275**	96,980
Total Bank Loans and Borrowings	**2,002,296**	1,979,721
Less: Bank Deposits and Cash	**(789,417)**	(1,080,547)
Total Net Bank Borrowings	**1,212,879**	899,174

GEARING

The total net bank borrowings to shareholders' fund ratio was recorded at 6.1% as at 31st December, 2001 as compared with 4.7% registered as at 30th June, 2001. Profit from operations covered 6.3 times of the net interest expenses before capitalization for the interim financial period under review, this compared favourably with the 1.3 times for the interim period ended 31st December, 2000.

INTEREST RISK EXPOSURE AND FOREIGN CURRENCY EXPOSURE

Interests on bank loans and borrowings of the Group are chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate and such bank facilities are therefore of floating rate in nature. The core operations of the Group are not exposed to any significant foreign exchange rate risks. As at the end of December, 2001 and June, 2001, the Group did not have any interest rate or currency hedging agreement outstanding. In respect of the Group's investment in certain infrastructural projects in Mainland China, these were primarily financed by banking facilities denominated in Renminbi in order to reduce foreign currency exposure, these are linked to fixed interest rates for commercial loans as announced by The People's Bank of China from time to time.

CAPITAL COMMITMENTS

As at 31st December, 2001, capital commitments of the Group amounted to HK$109.3 million, and this compared with HK$99.0 million recorded as at 30th June, 2001. These commitments are mainly represented by two major components. Contracted commitments of the Group that related to acquisition of property, plant and equipment, property development and renovation expenditure totally amounted to HK$20.0 million at the end of the interim period under review whilst these commitments amounted to HK$23.8 million as at 30th June, 2001. The other major component comprised those contracted commitments relating to future minimum lease payments under non-cancellable operating leases in respect of rented premises totally amounting to HK$86.6 million as at 31st December, 2001, as compared to HK$67.6 million recorded as at 30th June, 2001.

CONTINGENT LIABILITIES

Contingent liabilities of the Group amounted to HK$19 million as at 31st December, 2001 which stood at the same level as that recorded at 30th June, 2001. This was related to a performance bond guaranteed by a bank on behalf of a subsidiary company in accordance with the terms of the fixed telecommunications network services licence granted to the Group.

USE OF CAPITAL AND FUNDING

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

Other Information

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 12th April, 2002 to Tuesday, 16th April, 2002, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on Thursday, 11th April, 2002. Warrants for the interim dividend will be sent to shareholders on Wednesday, 24th April, 2002.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

EMPLOYEES

As at 31st December, 2001, the number of employees of the Group was about 1,700. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees of the Group who are full time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber in accordance with the terms and conditions of the share option scheme approved by Henderson Cyber at an extraordinary general meeting held on 28th June, 2000.

Total employees' costs amounted to HK$114 million for the six months ended 31st December, 2001 and HK$90 million for the corresponding period of last year. The total employees' costs for the six months ended 31st December, 2001 included those of a subsidiary which was previously an associated company prior to 1st November, 2000 and the employees' costs of which were not included before that date.

AUDIT COMMITTEE

The Audit Committee met in March 2001 and reviewed the systems of internal control and compliance and the interim report for the period ended 31st December, 2001.

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not at any time during the six months ended 31st December, 2001, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that Non-executive Directors are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association.

By Order of the Board
John Yip
Secretary

Hong Kong, 20th March, 2002

Disclosure of Interests

DIRECTORS' INTERESTS IN SHARES

As at 31st December, 2001, the interests of the Directors of the Company in the equity securities of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Henderson Investment Limited	Lee Shau Kee	34,779,936			2,075,859,007 (Note 3)	2,110,638,943
	Lee Tat Man	6,666				6,666
	Lee King Yue	959,028	117,711			1,076,739
	Colin Lam Ko Yin	11,000				11,000
	Ho Wing Fun	1,100				1,100
Henderson Land Development Company Limited	Lee Shau Kee				1,121,914,300 (Note 6)	1,121,914,300
	Lee Tat Man	858,000				858,000
	Lee King Yue	26,400	16,500	19,800 (Note 9)		62,700
	Ho Wing Fun	100				100
	Lau Chi Keung	2,200				2,200
	Jackson Woo Ka Biu		2,000			2,000
Henderson China Holdings Limited	Lee Shau Kee				315,108,477 (Note 15)	315,108,477
	Jackson Woo Ka Biu	544,802				544,802
Henderson Cyber Limited	Lee Shau Kee	173,898			4,244,996,094 (Note 17)	4,245,169,992
	Lee Tat Man	33				33
	Lee King Yue	4,795	588			5,383
	Colin Lam Ko Yin	55				55
	Ho Wing Fun	5				5
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	7,799,220			110,363,090 (Note 7)	118,162,310
	Colin Lam Ko Yin	150,000				150,000
	Leung Hay Man	2,250				2,250

Ordinary Shares (unless otherwise specified) (cont'd)

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
The Hong Kong and China Gas Company Limited	Lee Shau Kee	2,932,886			1,960,925,256 (Note 8)	1,963,858,142
Miramar Hotel and Investment Company, Limited	Lee Shau Kee				252,105,250 (Note 13)	252,105,250
	Woo Po Shing	2,705,000		2,455,000 (Note 9)		5,160,000
Drinkwater Investment Limited	Woo Po Shing			3,250 (Note 9)		3,250
	Leung Hay Man			5,000 (Note 9)		5,000
Henderson Development Limited	Lee Shau Kee				8,190 (Ordinary A Shares) (Note 4)	8,190 (Ordinary A Shares)
		35,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares) (Note 5)	50,000,000 (Non-voting Deferred Shares)
					3,510 (Non-voting B Shares) (Note 16)	3,510 (Non-voting B Shares)
	Lee Ka Kit				8,190 (Ordinary A Shares) (Note 11)	8,190 (Ordinary A Shares)
	Li Ning				8,190 (Ordinary A Shares) (Note 10)	8,190 (Ordinary A Shares)
	Lee Ka Shing				8,190 (Ordinary A Shares) (Note 12)	8,190 (Ordinary A Shares)
Angelfield Investment Limited	Colin Lam Ko Yin			1 (Note 9)		1
Pochette Investment Limited	Leung Hay Man			40 (Note 9)		40

Ordinary Shares (unless otherwise specified) (cont'd)

Name of Company	Name of Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
China Investment Group Limited	Jackson Woo Ka Biu			16,000 (Note 9)		16,000
Henfield Properties Limited	Lee Ka Kit			4,000 (Note 9)		4,000
Shellson International Limited	Lee Ka Kit			25 (Note 9)		25
Feswin Investment Limited	Lee Ka Kit			5,000 (Note 9)		5,000
Perlin Development Limited	Lee Ka Kit			5 (Note 9)		5
Quickcentre Properties Limited	Lee Ka Kit			1 (Note 9)		1
Techno Factor (Development) Limited	Lee Ka Kit	2,575,000				2,575,000
Amanwana Limited	Lee Ka Kit	5				5
Maxfine Development Limited	Lee Ka Kit			1,525 (Note 9)		1,525
Shanghai Henfield Properties Co., Ltd.	Lee Ka Kit			see (Note 14)		see (Note 14)

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

(i) Options to subscribe for shares in Henderson Cyber Limited

As at 31st December, 2001, the following Directors of the Company had interests in options to subscribe for shares in Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company, under the Pre-IPO Share Option Plan of Henderson Cyber ("Henderson Cyber Option Plan"):

Name of Director	Date of Grant	Number of share options at 1st July, 2001	Number of share options granted during the period	Number of share options outstanding at 31st December, 2001
Lee Shau Kee	28/06/2000	2,400,000	—	2,400,000
Colin Lam Ko Yin	28/06/2000	1,200,000	—	1,200,000
Lee Ka Kit	28/06/2000	1,200,000	—	1,200,000
Lee Ka Shing	28/06/2000	1,200,000	—	1,200,000
Patrick Kwok Ping Ho	28/06/2000	600,000	—	600,000
Li Ning	28/06/2000	400,000 (Note 18)	—	400,000
Ho Wing Fun	28/06/2000	400,000	—	400,000
Lau Chi Keung	28/06/2000	400,000	—	400,000
Augustine Wong Ho Ming	28/06/2000	400,000	—	400,000
Suen Kwok Lam	28/06/2000	400,000	—	400,000
Sit Pak Wing	28/06/2000	400,000	—	400,000
Donald Cheung Ping Keung	28/06/2000	200,000	—	200,000

Particulars of outstanding share options of employees of Henderson Cyber under the Henderson Cyber Option Plan are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2001	Number of share options granted during the period	Aggregate number of share options outstanding at 31st December, 2001
28/06/2000	1,300,000	—	1,300,000

Particulars of outstanding share options of all other participants under the Henderson Cyber Option Plan are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2001	Number of share options granted during the period	Number of share options lapsed during the period	Aggregate number of share options outstanding at 31st December, 2001
28/06/2000	19,150,000	—	1,350,000	17,800,000

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES (cont'd)

Each of the above Directors, employees and other participants will be entitled to exercise at the price of HK$1.25 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000.

Particulars of outstanding share options of the employee of Henderson Cyber under the Share Option Scheme of Henderson Cyber ("Henderson Cyber Share Option Scheme") are as follows:

Date of Grant	Aggregate number of share options at 1st July, 2001	Number of share options granted during the period	Aggregate number of share options outstanding at 31st December, 2001
04/10/2000	100,000	—	100,000

The employee of Henderson Cyber will be entitled to exercise at the price of HK$0.89 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 16th October, 2000 (the date of acceptance of the share options), (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 16th October, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16th October, 2000 and in each case, not later than four years from 16th October, 2000.

As at 31st December, 2001, share options for a total of 28,300,000 shares in Henderson Cyber under the Henderson Cyber Option Plan and 100,000 shares in Henderson Cyber under the Henderson Cyber Share Option Scheme remained outstanding, representing in aggregate approximately 0.6% of the existing issued share capital of Henderson Cyber. These share options were granted to the following categories of grantees:

Categories of Grantees	Number of Grantees	Number of share options
Henderson Cyber Option Plan		
Directors	12	9,200,000
Employees	4	1,300,000
Other participants	42	17,800,000
	58	28,300,000
Henderson Cyber Share Option Scheme		
Employee	1	100,000

Save as disclosed above, no share options under the Henderson Cyber Option Plan and the Henderson Cyber Share Option Scheme had been granted, exercised, cancelled or lapsed during the six months ended 31st December, 2001.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES (cont'd)

(ii) Options to subscribe for shares in Henderson China Holdings Limited

As at 31st December, 2001, the following Directors of the Company had interests in options to subscribe for shares in Henderson China Holdings Limited, an associated corporation of the Company:

Name of Director	Number of share options	Exercisable Period
Colin Lam Ko Yin	1,500,000	21/08/2001 – 20/08/2004
Lee Ka Kit	1,500,000	02/11/2001 – 01/11/2004

The above Directors will be entitled to exercise the share options in whole or in part at the price of HK$4.00 per share at any time during the respective exercisable periods.

Except for the above, at no time during the period was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at 31st December, 2001, the interests of substantial shareholders, other than Directors of the Company, in the ordinary shares of the Company as recorded in the register required to be kept under Section 16(1) of the SDI Ordinance were as follows:

Name of Company	No. of shares in which interested
Rimmer (Cayman) Limited (Note 2)	2,064,227,007
Hopkins (Cayman) Limited (Note 2)	2,064,227,007
Henderson Development Limited (Note 1)	2,058,611,859
Henderson Land Development Company Limited (Note 1)	2,058,611,859
Kingslee S.A. (Note 1)	2,058,611,859
Covite Investment Limited (Note 1)	363,328,900
Banshing Investment Limited (Note 1)	802,854,200
Markshing Investment Limited (Note 1)	594,168,418

Notes:

1 These shares were beneficially owned by the subsidiaries of Kingslee S.A. including Covite Investment Limited, Banshing Investment Limited and Markshing Investment Limited. Kingslee S.A. was a subsidiary of Henderson Land Development Company Limited ("HL") which was a subsidiary of Henderson Development Limited ("HD").

2 These shares are duplicated in the interests described in Note 1 and Note 3. Rimmer (Cayman) Limited was the trustee of a discretionary trust which held the majority of units in a unit trust ("Unit Trust"). Hopkins (Cayman) Limited as trustee of the Unit Trust beneficially owned all the issued ordinary shares which carry the voting rights in the share capitals of HD and Fu Sang Company Limited ("FS" and which beneficially owned 5,615,148 shares).

3 Of these shares, 2,064,227,007 shares are duplicated in the interests described in Note 1 and Note 2. Dr. Lee Shau Kee beneficially owned all the issued capitals of Rimmer (Cayman) Limited and Hopkins (Cayman) Limited.

4 Dr. Lee Shau Kee was taken to be interested in HD through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

5 These shares were beneficially owned by FS. Dr. Lee Shau Kee was taken to be interested in FS through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

6 Of these shares, 1,116,311,700 shares were beneficially owned by FS, HD and certain subsidiaries of HD. Dr. Lee Shau Kee was taken to be interested in FS and HD as set out in Note 2 and Note 3 by virtue of the SDI Ordinance. In addition, 5,602,600 shares were beneficially owned by a subsidiary of The Hong Kong and China Gas Company Limited ("China Gas"). Dr. Lee Shau Kee was taken to be interested in China Gas as set out in Note 8 by virtue of the SDI Ordinance.

7 These shares were beneficially owned by certain subsidiaries of the Company. Dr. Lee Shau Kee was taken to be interested in the Company through FS and HL as set out in Note 1, Note 2, Note 3 and Note 6 by virtue of the SDI Ordinance.

8 These shares were beneficially owned by certain subsidiaries of the Company, FS and a subsidiary of HD. Dr. Lee Shau Kee was taken to be interested in the Company, FS and HD as set out in Note 1, Note 2, Note 3 and Note 6 by virtue of the SDI Ordinance.

9 These shares were beneficially owned by a company in which the relevant director is entitled to exercise or control the exercise of one-third or more of the voting power at its general meetings.

10 These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Li Ning's spouse was one of the discretionary beneficiaries.

11 These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Lee Ka Kit was one of the discretionary beneficiaries.

12 These shares were beneficially owned by the Unit Trust. The units of the Unit Trust were owned by two discretionary trusts in which Mr. Lee Ka Shing was one of the discretionary beneficiaries.

13 These shares were beneficially owned by certain subsidiaries of the Company. Dr. Lee Shau Kee was taken to be interested in the Company through FS and HL as set out in Note 1, Note 2, Note 3 and Note 6 by virtue of the SDI Ordinance.

14 Shanghai Henfield Properties Co., Ltd. was an equity joint venture company in the PRC of which the registered capital was US$27,000,000. Henfield Properties Limited ("Henfield") (owned as to 40 per cent. by a company controlled by Mr. Lee Ka Kit) and the PRC partner to the joint venture had entered into a joint venture contract under which Henfield and the PRC partner agreed to make contributions to the total amount of investment in the proportion of 99 per cent. and 1 per cent. respectively and to share the profits of the joint venture company in accordance with their equity interest in the joint venture company.

15 These shares were beneficially owned by certain subsidiaries of HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 6 by virtue of the SDI Ordinance.

16 These shares were beneficially owned by Hopkins (Cayman) Limited as trustee of the Unit Trust. Dr. Lee Shau Kee was taken to be interested in HD through the Unit Trust, Hopkins (Cayman) Limited and Rimmer (Cayman) Limited as set out in Note 2 and Note 3 by virtue of the SDI Ordinance.

17 These shares were beneficially owned by a subsidiary of the Company, FS, certain subsidiaries of HL and a subsidiary of China Gas. Dr. Lee Shau Kee was taken to be interested in the Company, FS, HL and China Gas as set out in Note 1, Note 2, Note 3, Note 6 and Note 8 by virtue of the SDI Ordinance.

18 The number of Share Options offered and accepted included the option to subscribe for 200,000 shares in Henderson Cyber Limited granted to the spouse of Mr. Li Ning.

恒基兆業發展有限公司

中期業績及股息

董事局宣佈本集團截至二零零一年十二月三十一日止六個月內，未經審核除税項及少數股東權益後之綜合盈利為港幣七億六千八百萬元，因去年同期業績包括出售一附屬公司部份權益之溢利約港幣五億八千二百萬元，故本期盈利較去年同期減少百分之三十四。每股盈利為港幣二角七仙，較上年度同期減少百分之三十四。

董事局宣佈派發中期股息，每股港幣一角一仙，給予二零零二年四月十六日登記在公司股東名冊內之股東。

管理層討論及分析

業務回顧

截至二零零一年十二月三十一日止六個月之綜合盈利為港幣七億六千八百萬元，因去年同期業績包括出售一附屬公司部份權益之溢利約港幣五億八千二百萬元，故本期盈利較去年同期減少百分之三十四，但集團之業務仍能取得滿意成績。

出租物業

期內總租金收入約為港幣二億八千六百萬元，較去年同期增加百分之二十八。雖然集團之寫字樓租金水平隨着市場供求情況需作輕微調整，惟個別商場之租金及出租率於期內仍有所增長。期內集團之主要收租物業出租率為百分之九十四。

酒店及百貨業務

集團經營之香港麗東酒店及九龍麗東酒店，於期內之平均入住率達百分之九十二，惟平均租金受整體經濟影響而需作適度調整。經營百貨業之千色店期內受市民消費意欲下降影響，營業額略低於去年同期水平。

聯營公司

香港中華煤氣有限公司截至二零零一年底年度之業績平穩增長，較上年度增加百分之五點一。客戶數目續增至1,407,408戶。期內，投資內地燃氣項目為該集團長遠發展策略，並在國內已獲批准成立一間用作投資能源項目之控股公司 — 港華投資有限公司。現正參與一項國家重點項目 — 西氣東輸工程，該項目乃利用全長四千二百公里之輸氣管道，將天然氣從新疆塔里木盆地輸送至華東市場，項目投資總額約為人民幣四百六十億元，外資共佔百分之四十五權益，計劃由二零零二年開始動工，預期於二零零五年實現全線貫通。同時亦在宜興市成立合資公司，將西氣東輸天然氣管道直接供氣予該市，該集團佔百分之八十權益。另外在山東青島即墨市成立之合資公司，預期天然氣將於二零零五年到達青島及鄰近地區。此外，在本港致力於向的士及小型巴士提供潔淨

聯營公司(續)

燃料，現已建成五個專用石油氣加氣站，平均每天為超過八千架的士提供服務，待公共小巴改用石油氣燃料，亦將為其提供服務。另該集團亦分別於新界東，鋼線灣數碼港及白石角科學園敷設喉管，亦計劃增設經西九龍填海區至港島西營盤之海底喉管，以增加收益。另外所參與之地產發展項目，包括機場鐵路香港站上蓋，九龍京士柏，西灣河碼頭廣場及馬頭角道南廠等發展項目，各處不同之階段，均有理想進度，將陸續提供盈利貢獻。

香港小輪(集團)有限公司截至二零零一年十二月三十一日止年度之盈利，較去年增加百分之一百二十三。是年度之增長，主要是來自出讓大角咀道「港灣豪庭」住宅部份百分之五十所收取之最後一期出售款項。「港灣豪庭」一期預計於二零零三年中落成，而於二零零一年十二月中開始預售時，市場反應空前熱烈，開售至今已售出超過一千一百伙，成為期內最暢銷樓盤之一。現正積極籌備「港灣豪庭」二期在二零零二年中開始預售。預計「港灣豪庭」之售樓收益將成為該集團二零零二年之主要收入來源。

美麗華酒店企業有限公司截至二零零一年九月三十日止六個月之上半年度未經審核股東應佔溢利為港幣八千零四十九萬九千元，較去年同期增加百分之六點六。期內因發生美國「九一一」遇襲事件，令酒店之平均入住率比去年同期輕微下調至百分之八十五，惟美麗華商場及寫字樓平均出租率達百分之九十五，令租金收入保持平穩，整體業績令人滿意。

恒基數碼

恒基數碼科技有限公司截至二零零一年十二月三十一日止六個月之虧損，約為港幣三千萬元，而去年同期虧損約為港幣二千七百萬元。期內，進一步發展互聯網服務、數據中心、高科技及網絡基建業務，其中「名氣佳」用戶於二零零一年底已超逾十六萬戶。該集團一方面尋求綜合各項現有業務，積極探討提供「壹站式」服務之可行性，另一方面尋求與主要科技公司合作或結盟，藉以進一步加強與恒基集團及煤氣集團之龐大客戶基礎之關係。

其他投資

集團在國內投資之安徽馬鞍山繞城路及浙江34及36省道（奉化段）兩條收費公路及天津蘆台、天津萬家碼頭及杭州錢江三橋等三條收費橋樑均保持滿意之業績，為集團帶來穩定之利潤。自二零零零年第四季成為集團附屬公司之中國投資集團有限公司，主要業務包括投資在上述國內之收費橋樑及公路項目，連同集團在該等基建項目所持有之其他投資權益，截至二零零一年十二月三十一日之半年內錄得之營業額及盈利分別為港幣一億一千八百萬元及港幣八千二百萬元。

展望

經過二零零一年之全球性經濟放緩及利率經連續十一次下調後，美國近期公佈之經濟數據均顯示其經濟已開始復甦，歐洲各主要國家之經濟亦有改善之跡象，而中國雖受全球性經濟放緩影響，其經濟仍能保持穩定增長，配合加入世貿所帶來之商機，勢將續漸加強香港之經濟動力。

集團旗下之各上市聯營公司包括香港中華煤氣有限公司、香港小輪（集團）有限公司及美麗華酒店有限公司，業績良好，均為集團帶來穩定之經常性收益，連同集團之租金收入，現已成集團穩定收益增長之基礎，集團相信本港之經濟已跟隨世界之發展，於近期見底而進入復甦階段，正是擴展業務之好時機。長遠而言，集團定能憑其充裕之財政資源及營運經驗，把握市場機會，審慎推行集團多元化之投資策略。

中期財務報表

綜合收益表(未經審核)

	附註	截至十二月三十一日止六個月 二零零一年 港幣千元	 二零零零年 港幣千元
營業額	二	**599,282**	449,809
直接成本		**(275,566)**	(116,759)
毛利		**323,716**	333,050
其他收入		**55,654**	33,020
出售證券投資溢利		**–**	72,201
證券升值╱(跌值)		**4,546**	(129,735)
分銷費用		**(45,833)**	(116,129)
其他營運費用		**(10,783)**	(27,773)
行政費用		**(90,896)**	(57,334)
經營溢利	二	**236,404**	107,300
財務費用		**(37,559)**	(82,603)
出售附屬公司溢利		**–**	582,262
商譽撇除		**–**	(26,186)
應佔聯營公司業績		**674,748**	636,737
應佔共同控制公司業績		**–**	18,633
除稅項前經常性溢利	三	**873,593**	1,236,143
稅項	四	**(88,084)**	(83,407)
除少數股東權益前溢利		**785,509**	1,152,736
少數股東權益		**(17,311)**	5,986
本期保留溢利		**768,198**	1,158,722
股息	五	**309,906**	310,413
每股盈利	六	**港幣0.27元**	港幣0.41元

除本期除稅後溢利外，並無其他已確認收益。

第八頁至十八頁之附註屬本財務報表之一部份，應同時參閱。

中期財務報表

簡明綜合資產負債表

	附註	於二零零一年 十二月三十一日 (未經審核) 港幣千元	於二零零一年 六月三十日 (已審核) 港幣千元
非流動資產			
投資物業	七	**4,272,688**	4,272,688
物業、廠房及設備	七	**2,443,064**	2,477,817
待發展物業		**17,053**	19,975
於聯營公司的權益		**14,034,431**	13,600,217
投資證券		**1,111,454**	821,036
應收售樓分期款		**9,100**	10,294
		21,887,790	21,202,027
流動資產			
存貨		**41,249**	36,243
待出售之建成物業		**282,381**	282,489
應收賬項、按金及預付費用	八	**207,242**	202,821
應收售樓分期款		**1,189**	1,711
聯營公司欠款		**122,232**	126,418
已抵押銀行存款		**20,205**	24,070
銀行結存及現金		**769,212**	1,056,477
		1,443,710	1,730,229
流動負債			
應付賬項及應付費用	九	**297,569**	288,383
欠聯營公司款		**92,980**	80,501
課税準備		**131,571**	133,608
已抵押借款——一年內到期		**63,037**	131,622
無抵押借款——一年內到期		**422,958**	141,528
融資租約之承擔		**730**	1,004
		1,008,845	776,646
流動資產淨值		**434,865**	953,583
總資產減流動負債		**22,322,655**	22,155,610

中期財務報表

簡明綜合資產負債表(續)

	附註	於二零零一年 十二月三十一日 (未經審核) 港幣千元	於二零零一年 六月三十日 (已審核) 港幣千元
資本及儲備			
股本	十	**563,466**	563,466
資本儲備		**9,668,570**	9,668,570
溢利保留	十一	**9,447,737**	9,017,618
		19,679,773	19,249,654
少數股東權益		**957,970**	978,352
非流動負債			
已抵押借款－一年後到期		**206,083**	279,781
無抵押借款－一年後到期		**1,310,000**	1,426,320
融資租約之承擔		**218**	470
同母系附屬公司借款		**168,611**	221,033
		1,684,912	1,927,604
		22,322,655	22,155,610

第八頁至十八頁之附註屬本財務報表之一部份，應同時參閱。

中期財務報表

簡明綜合現金流量表(未經審核)

	截至十二月三十一日止六個月 二零零一年 港幣千元	二零零零年 港幣千元
營運業務流入之現金淨額	**212,164**	424,365
投資回報及融資費用所流出之現金淨額	**(73,796)**	(141,139)
税項支出	**(24,662)**	(8,390)
投資活動流出之資金淨額	**(411,372)**	(330,913)
融資前流出之現金淨額	**(297,666)**	(56,077)
融資流入之現金淨額	**15,904**	804,766
現金及現金等值之(減少)/增加	**(281,762)**	748,689
七月一日之現金及現金等價物	**1,014,949**	179,170
十二月三十一日之現金及現金等價物	**733,187**	927,859
現金及現金等價物結餘分析		
銀行存款及現金	**769,212**	962,933
銀行透支	**(36,025)**	(35,074)
	733,187	927,859

第八頁至十八頁之附註屬本財務報表之一部份，應同時參閱。

中期財務報表附註(未經審核)

一　呈列基準

本集團之中期財務報表乃未經審核，惟已由本集團之審核委員會審閱。

本中期財務報表已根據香港聯合交易所有限公司(「聯交所」)主板上市規則之規定，包括遵守香港會計師公會發出之會計實務準則第二十五條「中期財務報告」編製而成。

本中期財務報表所採納之主要會計政策，與編製二零零零／二零零一年度賬目所採用者大致相符，惟集團已於本期內採用以下由香港會計師公會發出之已於二零零一年一月一日生效之經修訂及新增會計準則：

(甲) 股息

在過往年度，結算日後擬派或宣派之股息於結算日計入負債內。由二零零一年七月一日起，根據香港會計師公會頒布的會計實務準則第九條(經修訂)「結算日後之事項」規定，於結算日後擬派之股息已不再被確認為於結算日之債項。此改變已追溯應用於以往年度，故此，二零零一年七月一日的股東權益增加了港幣338,079,000元為截至二零零一年六月三十日止年度的建議派發末期股息。

(乙) 分部報告

分部是本集團內一個從事提供產品或服務(業務分部)，或在某一個經濟環境內(地域分部)提供產品或服務，而可予區別的分類，每一個分部所承受的風險及回報與其它分部皆有所不同。

本集團已根據會計實務準則第二十六條「分部報告」的定義來披露分類收入和業績(見附註二)。根據本集團的內部財務報告，本集團已決定採納以業務分類作為主要分部資料報告形式並以地區分部報告形式為輔。分類資料的比較數字已被重述以符合本中期報告的展示方式。

中期財務報表附註(未經審核)

一　呈列基準(續)

(丙) 商譽／負商譽

根據會計實務準則第三十條「企業合併」，由二零零一年七月一日起因收購附屬公司，聯營公司和共同控制公司所產生之商譽於資產負債表上確認為資產，並於損益賬內以直線法按其預計可使用年期攤銷。由二零零一年七月一日起因收購所產生之負商譽將在資產內扣減，並根據引致負商譽產生的情況進行分析，因應其性質將之確認為收入。在出售附屬公司，聯營公司和共同控制公司時，過往並無於損益賬內攤銷的購入商譽應佔之數額，則會計算入出售時的盈虧內。

以往，商譽於產生之年度予以撇除。根據會計實務準則第三十條的過渡條款，本集團選擇不將以往已撇除(計入)的商譽(負商譽)重述。然而，對於該些商譽的任何減值會根據新增的會計實務準則第三十一條「資產減值」確認於損益賬內。這項會計政策的改變對財務報表沒有重大影響。

中期財務報表附註(未經審核)

二　分類資料

本集團主要業務包括物業發展及投資、投資控股、基建項目、百貨業務、保安護衛服務、酒店業務及資訊科技發展。

本集團收入及分類業績之主要業務及地區分析如下：

主要業務：

截至二零零一年十二月三十一日止六個月

	銷售物業 港幣千元	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	保安服務 港幣千元	基建項目 港幣千元	資訊科技 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	317	255,047	44,487	86,221	34,722	117,639	34,759	26,090	–	599,282
其他收入	–	–	–	1,988	7	903	11,554	41,202	–	55,654
對外收入	317	255,047	44,487	88,209	34,729	118,542	46,313	67,292	–	654,936
分類業務間收入	–	30,842	–	–	1,488	–	–	693	(33,023)	–
總收入	317	285,889	44,487	88,209	36,217	118,542	46,313	67,985	(33,023)	654,936
分類業績	188	169,483	13,824	1,288	9,649	81,868	(31,628)	22,474	(18,327)	248,819
證券升值										4,546
未能分項之費用										(16,961)
經營溢利										236,404

中期財務報表附註(未經審核)

二　分類資料(續)

截至二零零零年十二月三十一日止六個月

	銷售物業 港幣千元	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	保安服務 港幣千元	基建項目 港幣千元	資訊科技 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	3,279	184,404	52,724	115,949	36,465	23,279	6,618	27,091	–	449,809
其他收入	–	–	–	1,390	3	–	25,670	5,957	–	33,020
對外收入	3,279	184,404	52,724	117,339	36,468	23,279	32,288	33,048	–	482,829
分類業務間收入	–	38,106	–	–	1,153	–	–	–	(39,259)	–
總收入	3,279	222,510	52,724	117,339	37,621	23,279	32,288	33,048	(39,259)	482,829
分類業績	1,784	154,783	1,643	9,765	12,312	9,792	(28,180)	76,499	(6,251)	232,147
出售證券投資溢利										72,201
證券減值										(129,735)
未能分項之費用										(67,313)
經營溢利										107,300

中期財務報表附註(未經審核)

二　分類資料(續)

地區:

截至二零零一年十二月三十一日止六個月

	香港 港幣千元	中國 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	**482,584**	**116,698**	**–**	**599,282**
其他收入	**54,750**	**904**	**–**	**55,654**
對外收入	**537,334**	**117,602**	**–**	**654,936**
分類業務間收入	**33,023**	**–**	**(33,023)**	**–**
總收入	**570,357**	**117,602**	**(33,023)**	**654,936**
分類業績	**173,616**	**93,530**	**(18,327)**	**248,819**
證券升值				**4,546**
未能分項之費用				**(16,961)**
經營溢利				**236,404**

截至二零零零年十二月三十一日止六個月

	香港 港幣千元	中國 港幣千元	對銷 港幣千元	綜合 港幣千元
營業額	426,530	23,279	–	449,809
其他收入	33,020	–	–	33,020
對外收入	459,550	23,279	–	482,829
分類業務間收入	39,259	–	(39,259)	–
總收入	498,809	23,279	(39,259)	482,829
分類業績	228,606	9,792	(6,251)	232,147
出售證券投資溢利				72,201
證券減值				(129,735)
未能分項之費用				(67,313)
經營溢利				107,300

中期財務報表附註(未經審核)

三　除稅項前經常性溢利

本集團本期之除稅項前經常性溢利，已扣除下列各項：

(甲) 融資成本

	截至十二月三十一日止六個月 二零零一年 港幣千元	二零零零年 港幣千元
銀行利息	**31,649**	66,410
租賃款	**122**	–
其他借貸成本	**5,788**	16,193
	37,559	82,603

(乙) 除已於附註二及三(甲)中披露外之其他項目：

	截至十二月三十一日止六個月 二零零一年 港幣千元	二零零零年 港幣千元
攤銷及折舊	**44,107**	5,435
員工成本	**114,223**	90,453
出售成本		
－待出售之建成物業	**108**	1,419
－存貨	**64,806**	26,650

中期財務報表附註(未經審核)

四 稅項

(甲) 綜合收益表之稅項為：

	截至十二月三十一日止六個月	
	二零零一年	二零零零年
	港幣千元	港幣千元
集團		
一香港	**19,636**	23,443
一中國	**3,033**	–
	22,669	23,443
應佔聯營公司之稅項	**65,415**	57,713
應佔共同控制公司之稅項(中國)	–	2,251
	88,084	83,407

香港利得稅準備乃按期內估計應課稅溢利之16%(二零零零年：16%)計算。

香港以外稅項乃按期內之適用稅率就期內在有關境外司法管轄區賺取之估計應課稅溢利計算。

(乙) 因時差產生之遞延稅項數額不大，故並無撥出遞延稅項準備金。

五 股息

	截至十二月三十一日止六個月	
	二零零一年	二零零零年
	港幣千元	港幣千元
特別股息	–	507
中期股息－每股港幣一角一仙 (二零零零年：每股港幣一角一仙)	**309,906**	309,906
	309,906	310,413

六 每股盈利

每股盈利乃按股東應佔溢利港幣768,198,000元(二零零零年：港幣1,158,722,000元)並按期內已發行普通股2,817,327,395股(二零零零年：2,817,327,395股)計算。截至二零零一年十二月三十一日及二零零零年十二月三十一日止六個月並無攤薄每股盈利因無潛在攤薄股份存在。

中期財務報表附註(未經審核)

七 固定資產

	投資物業 港幣千元	其他 固定資產 港幣千元	合計 港幣千元
成本值或估值			
於二零零一年七月一日	4,272,688	2,751,267	7,023,955
添置	–	24,502	24,502
出售	–	(22,726)	(22,726)
於二零零一年十二月三十一日	4,272,688	2,753,043	7,025,731
攤銷及折舊			
於二零零一年七月一日	–	273,450	273,450
本期折舊	–	44,107	44,107
出售資產折舊撥回	–	(7,578)	(7,578)
於二零零一年十二月三十一日	–	309,979	309,979
賬面淨值或估值			
於二零零一年十二月三十一日	4,272,688	2,443,064	6,715,752
於二零零一年六月三十日	4,272,688	2,477,817	6,750,505

本集團之投資物業及酒店物業乃由獨立之專業估價師戴德梁行於二零零一年六月三十日，按公開市場價值作出重估。董事局認為，本集團固定資產之市值在本期內並無特別變化。

中期財務報表附註(未經審核)

八　應收賬款、預付費用及按金

本集團設有特定之信貸政策，租務方面，租客仍需預付每期應付租金。零售方面，大部份交易是以現金結算。應收貿易賬款之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

本集團之貿易應收賬款(扣除壞賬準備)之賬齡分析如下：

	於二零零一年十二月三十一日 港幣千元	於二零零一年六月三十日 港幣千元
一個月內到期	**28,128**	32,646
一至三個月內	**23,694**	23,536
三至六個月內	**3,931**	6,876
超過六個月	**3,306**	3,628
	59,059	66,686
預付費用、按金及其他應收賬款	**148,183**	136,135
	207,242	202,821

九　應付賬項及應付費用

本集團之貿易及其他應付賬項內之應付貿易賬款，以到期日分析如下：

	於二零零一年十二月三十一日 港幣千元	於二零零一年六月三十日 港幣千元
欠款一個月內及按要求還款	**130,984**	118,395
欠款一個月後及三個月內	**28,252**	35,036
欠款三個月後及六個月內	**2,853**	5,322
超過六個月	**3,259**	26,499
	165,348	185,252
租按及其他應付賬款	**132,221**	103,131
總應付賬項及應付費用	**297,569**	288,383

中期財務報表附註(未經審核)

十 股本

	於二零零一年十二月三十一日 港幣千元	於二零零一年六月三十日 港幣千元
法定股本：		
3,000,000,000股普通股，每股面值港幣二角	**600,000**	600,000
發行及繳足股本：		
2,817,327,395股(二零零零年：2,817,327,395股)普通股，每股面值港幣二角	**563,466**	563,466

本期及去年同期之股本並無任何變動。

十一 溢利保留

	港幣千元
於二零零一年七月一日結存	
一期初(如先前編列)	8,679,539
一前期股息調整(因會計政策改變)	338,079
一期初(重新編列)	9,017,618
本期保留溢利	768,198
上年度已通過之末期股息	(338,079)
於二零零一年十二月三十一日結存	9,447,737

中期財務報表附註(未經審核)

十二 承擔項目及或然負債

於二零零一年十二月三十一日，本集團之承擔項目及或然負債尚未列入賬目內者計有：

	於二零零一年十二月三十一日 港幣千元	於二零零一年六月三十日 港幣千元
(甲) 已簽約之物業收購、未來物業發展及物業裝修費用承擔	**20,027**	23,808
(乙) 將來所有之最低租賃為不能取消之電訊網絡營業租賃期限		
一一年內到期	**2,665**	7,512
一一年後至五年內到期	**25**	98
	2,690	7,610
(丙) 將來所有之最低租賃為不能取消之樓宇營業租賃期限		
一一年內到期	**23,170**	32,612
一一年後至五年內到期	**52,025**	30,590
一五年後到期	**11,380**	4,361
	86,575	67,563

此外，本公司就一間附屬公司的銀行履約擔保承擔或然負債為港幣19,000,000元(於二零零一年六月三十日：港幣19,000,000元)。該項履約擔保是按照本集團於二零零零年二月十六日獲授的固定電訊網絡服務牌照的條款而提供。

十三 比較數字

由於採用了經修訂／新增之會計實務準則編制本期綜合收益表，因此比較數字已經重新分類，以符合本期報表編列。

財務回顧

財務來源及資金流動性

截至二零零一年十二月三十一日，集團股東權益約為港幣一百九十六億八千萬元，而截於二零零一年六月三十日則為港幣一百九十二億五千萬元。集團可動用之銀行借貸額度截上半財政年度末約為港幣八十九億一千八百萬元，當中港幣六十七億八千萬元為有承諾銀行貸款額度。截上個財政年底，集團可動用之銀行借貸總額度為港幣一百九十一億八千萬元，其中有承諾部份為港幣一百七十五億三千萬元。集團截至二零零一年十二月三十一日之銀行淨借貸為港幣十二億一千三百萬元，與截至二零零一年六月三十日之銀行淨借貸港幣八億九千九百萬元比較，增加百份之三十五。主要由於集團之附屬公司恒基數碼科技於期內調用港幣二億八千萬元銀行存款購入投資級美元債務證券，旨在提高財政投資回報。集團的大部份借款均無抵押，除了一間於二零零零年底由集團聯營公司轉為其附屬公司在國內用作投資數個基建項目之小量人民幣銀行借款外，截至二零零一年十二月三十一日及二零零一年六月三十日，集團均沒有將資產抵押予第三者。截至同期之結賬日，集團亦沒有資產負債表外之債項或與此等債項有關之或然負債。

除上述之債務證券投資外，集團並無於期內在核心業務以外進行大型收購或出售資產。

貸款到期組合

集團之銀行借款到期償還概況如下：

	二零零一年 十二月三十一日 港幣千元	二零零一年 六月三十日 港幣千元
償還期：		
一年內	**485,995**	273,150
一年後及兩年內	**1,120,156**	751,421
兩年後及五年內	**330,870**	858,170
五年後	**65,275**	96,980
銀行借款總額	**2,002,296**	1,979,721
減：銀行存款及現金	**(789,417)**	(1,080,547)
淨銀行借貸	**1,212,879**	899,174

借貸比率

淨銀行借貸與股東權益比率於二零零一年十二月三十一日為百份之六點一，二零零一年六月三十日所錄得之百份之四點七。截至中期業績期末日營業溢利為未撥作資本性支出前的淨利息支出的六點三倍，優於截二零零零年十二月三十一日同期內之一點三倍。

利率及外匯風險

本集團之銀行借貸主要按銀行同業拆息基準加若干議定之息差計算利息，故該等利率屬浮動性質。本集團之核心業務不涉及外匯風險。截至二零零一年十二月底及六月底，集團均無任何利率或貨幣對沖之安排。而集團於國內所投資之數個基建項目，則主要運用人民幣銀行貸款，藉以減低外匯風險。此等貸款之利率按中國人民銀行所定之商業借貸利率釐定。

資本性承擔項目

截至二零零一年十二月三十一日，資本性承擔額達港幣一億九百三十萬元，相對二零零一年六月三十日之港幣九千九百萬元。該等承擔項目主要包含兩大類。截本財政年底集團就已簽約之物業收購，未來物業發展及物業維修費用之承擔合共港幣二千萬元，而於上財政年底，此類承擔則為港幣二千三百八十萬元。另一大類關乎將來所有之最低租賃為不能取消之樓宇營業租賃，而截於二零零一年十二月三十一日合共為港幣八千六百六十萬元，相對截於二零零一年六月三十日之港幣六千七百六十萬元。

或然負債

截至二零零一年十二月三十一日，本集團之或然負債為港幣一千九百萬元，與二零零一年六月三十日之記錄相同。為關乎集團就一間附屬公司按集團獲授固定電訊網絡服務執照的條款需發出的銀行履約擔保所承擔之或然負債。

資本及資金運用

本集團將繼續適當地運用本公司之資本及集團之累積盈利來發展集團之業務。集團亦備有充裕之資金來源及銀行貸款額度，以供旗下各項業務運作及擴展之用。

其他資料

截止過戶日期

本公司將於二零零二年四月十二日(星期五)至二零零二年四月十六日(星期二)(首尾兩天包括在內),暫停辦理股票登記及過戶手續。為確保享有中期股息之權利,所有股份過戶文件連同有關股票,最遲須於二零零二年四月十一日(星期四)下午四時前,送達香港中環干諾道中一一一號永安中心5樓本公司之股份登記及過戶處標準證券登記有限公司辦理過戶手續。股息單將於二零零二年四月二十四日(星期三)寄送各股東。

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於期內並無購買、出售或贖回本公司之上市證券。

僱員

本集團於二零零一年十二月三十一日有僱員約一千七百人。僱員之薪酬福利,與市場及同業之水平相若。年終集團按員工之個別表現,發放酌情花紅。員工福利包括醫療保險、退休計劃、培訓計劃及教育資助等。

經恒基數碼科技有限公司(「恒基數碼」)或其任何附屬公司全職聘用之僱員及出任任何該等公司執行董事之本集團僱員,可獲授恒基數碼購股權,按恒基數碼於二零零零年六月二十八日股東特別大會上批准之購股權計劃之規定及條款,認購恒基數碼股份。

截至二零零一年十二月三十一日止六個月之僱員總成本為港幣一億一千四百萬元,而去年同期之僱員總成本為港幣九千萬元。截至二零零一年十二月三十一日止六個月之僱員總成本,包括一間於二零零零年十一月一日前為本集團聯營公司之附屬公司,而該公司於此日期前之僱員成本並無計算在二零零零年期內。

審核委員會

審核委員會於本年三月舉行會議,審閱內部監控系統及截至二零零一年十二月三十一日止之中期業績報告。

最佳應用守則

本公司之非執行董事之任期乃根據本公司之公司細則第116條規定,於股東週年大會上輪值告退及可膺選連任,並無指定任期。除上述事項,據董事所知並無任何資料可合理地顯示本公司於現時或截至二零零一年十二月三十一日止六個月內任何時間未有遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

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香港,二零零二年三月二十日

披露權益資料

董事權益

於二零零一年十二月三十一日，根據證券(披露權益)條例第二十九條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司股本證券中所持有之權益如下：

普通股(除特別註明外)

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
恒基兆業發展有限公司	李兆基	34,779,936			2,075,859,007 (附註3)	2,110,638,943
	李達民	6,666				6,666
	李鏡禹	959,028	117,711			1,076,739
	林高演	11,000				11,000
	何永勳	1,100				1,100
恒基兆業地產有限公司	李兆基				1,121,914,300 (附註6)	1,121,914,300
	李達民	858,000				858,000
	李鏡禹	26,400	16,500	19,800 (附註9)		62,700
	何永勳	100				100
	劉智強	2,200				2,200
	胡家驃		2,000			2,000
恒基中國集團有限公司	李兆基				315,108,477 (附註15)	315,108,477
	胡家驃	544,802				544,802
恒基數碼科技有限公司	李兆基	173,898			4,244,996,094 (附註17)	4,245,169,992
	李達民	33				33
	李鏡禹	4,795	588			5,383
	林高演	55				55
	何永勳	5				5
香港小輪(集團)有限公司	李兆基	7,799,220			110,363,090 (附註7)	118,162,310
	林高演	150,000				150,000
	梁希文	2,250				2,250

普通股(除特別註明外)(續)

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
香港中華煤氣有限公司	李兆基	2,932,886			1,960,925,256 (附註8)	1,963,858,142
美麗華酒店企業有限公司	李兆基				252,105,250 (附註13)	252,105,250
	胡寶星	2,705,000		2,455,000 (附註9)		5,160,000
精威置業有限公司	胡寶星			3,250 (附註9)		3,250
	梁希文			5,000 (附註9)		5,000
恒基兆業有限公司	李兆基				8,190 (普通股A股) (附註4)	8,190 (普通股A股)
		35,000,000 (無投票權遞延股份)			15,000,000 (無投票權遞延股份) (附註5)	50,000,000 (無投票權遞延股份)
					3,510 (無投票權B股) (附註16)	3,510 (無投票權B股)
	李家傑				8,190 (普通股A股) (附註11)	8,190 (普通股A股)
	李　寧				8,190 (普通股A股) (附註10)	8,190 (普通股A股)
	李家誠				8,190 (普通股A股) (附註12)	8,190 (普通股A股)
Angelfield Investment Limited	林高演			1 (附註9)		1
寶翠置業有限公司	梁希文			40 (附註9)		40

普通股(除特別註明外)(續)

公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	總數
中國投資集團有限公司	胡家驃			16,000 (附註9)		16,000
興輝置業有限公司	李家傑			4,000 (附註9)		4,000
兆誠國際有限公司	李家傑			25 (附註9)		25
威永投資有限公司	李家傑			5,000 (附註9)		5,000
寶麟發展有限公司	李家傑			5 (附註9)		5
Quickcentre Properties Limited	李家傑			1 (附註9)		1
德朗科技(研制)有限公司	李家傑	2,575,000				2,575,000
阿曼威娜有限公司	李家傑	5				5
美福發展有限公司	李家傑			1,525 (附註9)		1,525
上海興輝置業有限公司	李家傑			見列 (附註14)		見列 (附註14)

購買股份或債券之安排

(i) 認購恒基數碼科技有限公司股份之購股權

下列本公司董事獲授本公司之附屬公司恒基數碼科技有限公司(「恒基數碼」)之購股權，可按恒基數碼首次公開招股前購股權計劃(「首次購股權計劃」)之規定及條款，認購恒基數碼股份。於二零零一年十二月三十一日，該等董事分別擁有恒基數碼購股權之權益如下：

董事姓名	授予日期	於二零零一年七月一日可認購股份數目	於期內獲授予可認購股份數目	於二零零一年十二月三十一日尚未行使之可認購股份數目
李兆基	28/06/2000	2,400,000	–	2,400,000
林高演	28/06/2000	1,200,000	–	1,200,000
李家傑	28/06/2000	1,200,000	–	1,200,000
李家誠	28/06/2000	1,200,000	–	1,200,000
郭炳濠	28/06/2000	600,000	–	600,000
李　寧	28/06/2000	400,000 (註18)	–	400,000
何永勳	28/06/2000	400,000	–	400,000
劉智強	28/06/2000	400,000	–	400,000
黃浩明	28/06/2000	400,000	–	400,000
孫國林	28/06/2000	400,000	–	400,000
薛伯榮	28/06/2000	400,000	–	400,000
張炳強	28/06/2000	200,000	–	200,000

恒基數碼僱員尚未按恒基數碼首次購股權計劃行使之購股權詳情如下：

授予日期	於二零零一年七月一日可認購股份總數	於期內獲授予可認購股份數目	於二零零一年十二月三十一日尚未行使之可認購股份總數
28/06/2000	1,300,000	–	1,300,000

其他參與人尚未按恒基數碼首次購股權計劃行使之購股權詳情如下：

授予日期	於二零零一年七月一日可認購股份總數	於期內獲授予可認購股份數目	於期內已告作廢可認購股份數目	於二零零一年十二月三十一日尚未行使之可認購股份總數
28/06/2000	19,150,000	–	1,350,000	17,800,000

購買股份或債券之安排(續)

上述董事、僱員及其他參與人將可以每股港幣1.25元認購價 (i) 在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的購股權的30%; (ii) 在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的購股權的另外30%; 及 (iii) 在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的購股權，及於各情況下，不遲於由二零零零年七月十四日起計四年。

恒基數碼僱員尚未按恒基數碼購股權計劃(「購股權計劃」)行使之購股權詳情如下：

授予日期	於二零零一年七月一日可認購股份總數	於期內獲授予可認購股份數目	於二零零一年十二月三十一日尚未行使之可認購股份總數
04/10/2000	100,000	–	100,000

恒基數碼之僱員將可以每股港幣0.89元之認購價，(i) 在二零零零年十月十六日(接納購股權之日)起計十二個月結束後任何時間行使獲授予的購股權的30%；(ii) 在二零零零年十月十六日起計二十四個月結束後任何時間行使獲授予的購股權的另外30%；及 (iii) 在二零零零年十月十六日起計三十六個月結束後任何時間行使餘下的購股權，及於各情況下，不遲於由二零零零年十月十六日起計四年。

於二零零一年十二月三十一日，恒基數碼根據首次購股權計劃授予認購合共28,300,000股及根據購股權計劃授予認購合共100,000股恒基數碼股份之購股權尚未獲行使，總計約佔恒基數碼現時已發行股本0.6%。該等購股權乃授予以下類別之承授人：

承授人類別	承授人數目	可認購股份數目
首次購股權計劃		
董事	12	9,200,000
僱員	4	1,300,000
其他參與人	42	17,800,000
	58	28,300,000
購股權計劃		
僱員	1	100,000

除上述披露外，恒基數碼於二零零一年十二月三十一日止六個月內概無按首次購股權計劃及購股權計劃授予任何購股權，亦無任何購股權獲行使、註銷或告作廢。

購買股份或債券之安排(續)

(ii) 認購恒基中國集團有限公司股份之購股權

於二零零一年十二月三十一日，下列本公司董事因獲本公司之聯繫公司恒基中國集團有限公司之購股權而擁有之權益如下：

董事姓名	可認購股份數目	認購期
林高演	1,500,000	21/08/2001 – 20/08/2004
李家傑	1,500,000	02/11/2001 – 01/11/2004

上述董事將可以每股港幣4.00元認購價於各自之認購期內任何時間行使全部或部份購股權。

除上述資料所示，本公司或本公司之任何控股公司、附屬公司或同系附屬公司於期內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東權益

於二零零一年十二月三十一日，根據證券(披露權益)條例第十六(一)條須予設置之名冊所載，除本公司董事外之主要股東持有本公司普通股股份之權益如下:

公司名稱	權益總數
Rimmer (Cayman) Limited (附註2)	2,064,227,007
Hopkins (Cayman) Limited (附註2)	2,064,227,007
恒基兆業有限公司(附註1)	2,058,611,859
恒基兆業地產有限公司(附註1)	2,058,611,859
Kingslee S.A. (附註1)	2,058,611,859
踞威置業有限公司(附註1)	363,328,900
賓勝置業有限公司(附註1)	802,854,200
敏勝置業有限公司(附註1)	594,168,418

附註：

1 此等股份由Kingslee S.A.之附屬公司包括踞威置業有限公司、賓勝置業有限公司及敏勝置業有限公司實益擁有。Kingslee S.A.乃恒基兆業地產有限公司(「恒地」)之一附屬公司，而恒地為恒基兆業有限公司(「恒兆」)之一附屬公司。

2 此等股份權益已於附註1及附註3重覆敘述。Rimmer (Cayman) Limited為一全權信託之受託人，而該全權信託持有一單位信託(「單位信託」)之大部份單位。Hopkins (Cayman) Limited為單位信託之受託人，單位信託實益擁有恒兆及富生有限公司(「富生」，而富生實益擁有本公司5,615,148股)所有已發行附有投票權之普通股。

3 此等股份中之2,064,227,007股已於附註1及附註2重覆敘述。李兆基博士實益擁有Rimmer (Cayman) Limited及Hopkins (Cayman) Limited所有已發行股份。

4 根據證券(披露權益)條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有恒兆之利益，已列載於附註2及附註3。

5 富生實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有富生之利益，已列載於附註2及附註3。

6 此等股份中之1,116,311,700股由富生、恒兆及其附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為擁有富生及恒兆之利益，已列載於附註2及附註3。此外，5,602,600股由香港中華煤氣有限公司(「中華煤氣」)一附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為擁有中華煤氣之利益，已列載於附註8。

7 此等股份由本公司若干附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為透過富生及恒地擁有本公司之利益，已列載於附註1、附註2、附註3及附註6。

8 本公司若干附屬公司、富生及恒兆一附屬公司實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為擁有本公司、富生及恒兆之利益，已列載於附註1、附註2、附註3及附註6。

9 此等股份由一間公司(有關董事有權於該公司之股東大會上行使或控制行使其三份之一或以上投票權)實益擁有。

10 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李寧先生之配偶為該兩個全權信託可能受益人之一。

11 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李家傑先生為該兩個全權信託可能受益人之一。

12 單位信託實益擁有此等股份。單位信託之單位由兩個全權信託擁有，而李家誠先生為該兩個全權信託可能受益人之一。

13 此等股份由本公司若干附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為透過富生及恒地擁有本公司之利益，已列載於附註1、附註2、附註3及附註6。

14 上海興輝置業有限公司為中國合資經營公司，註冊股本為27,000,000美元。興輝置業有限公司(「興輝」)(李家傑先生所擁有之公司擁有興輝40%股權)與合營企業之中國夥伴訂立一份合營合約，據此興輝及中國夥伴同意分別按99%及1%之比例對投資總額作出投資，並按照彼等於合營公司之股權權益分享合營公司之溢利。

15 此等股份由恒地之若干附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為擁有恒地之利益，已列載於附註6。

16 Hopkins (Cayman) Limited以單位信託之受託人身份實益擁有此等股份。根據證券(披露權益)條例，李兆基博士被視為透過單位信託、Hopkins (Cayman) Limited及Rimmer (Cayman) Limited擁有恒兆之利益，已列載於附註2及附註3。

17 此等股份由本公司一附屬公司、富生、恒地若干附屬公司及中華煤氣一附屬公司實益擁有。根據證券(披露權益)條例，李兆基博士被視為擁有本公司、富生、恒地及中華煤氣之利益，已列載於附註1、附註2、附註3、附註6及附註8。

18 此可認購股份數目包括授予李寧先生配偶之200,000恒基數碼股份之購股權。